April 1, 2005

Mail Stop 0306

John T. Kilcoyne
President and Chief Executive Officer
Micrus Corporation
610 Palomar Avenue
Sunnyvale, CA 94085

Re:	Micrus Corporation
	Registration Statement on Form S-1
      Filed March 4, 2005
      File No. 333-123154

Dear Mr. Kilcoyne:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please revise your disclosure to make the meanings of all technical, medical and industry-specific terms clear from the context of your discussion. For example, on page 1, define "cerebral aneurysm," "bioactive filament," and "embolic coiling," and explain the term "growth factors."




Prospectus Cover Page
2. Please remove the "Joint Book-Running Managers" language from the cover page.

Prospectus Summary - Page 1
3. The disclosure in the summary should be a balanced presentation of your business. Please balance the disclosure of your strengths with a brief discussion of the principal challenges or risks associated with your company, many of which are identified in your Risk Factors section. Also, where you discuss operating revenues, also discuss your net losses. You should specifically highlight the fact that you have incurred significant losses since inception.
4. Please provide independent and objective support for your statements of industry leadership in the Summary section and throughout the registration statement. For example, we note disclosure of your belief on pages 1 and 46 that you are a "the world`s second largest supplier of embolic coils."
5. Please provide copies of the industry reports, publications, and market data cited throughout the registration statement, clearly marking the relevant sections. For example, on page 1, you cite a report published by Frost & Sullivan. Also tell us whether the sources of the citied materials have consented to your use of their names and data and whether any of the reports were prepared specifically for your use.
6. Please disclose whether any cited estimates and trial results were the result of studies conducted or findings made by your physician advisors mentioned on page 55.

The Offering - Page 4
7. Please indicate in this section, and in your "Capitalization" section, that the number of shares authorized for future issuance under each of your 2005 Equity Incentive Plan and your 2005 Employee
Stock Purchase Plan do not include shares that may be available for future issuance pursuant to the automatic increase provisions relating to such plans.






Risk Factors - Page 7

General
8. Please eliminate the third sentence of the introductory paragraph and revise as necessary to include a discussion of all material risks in the Risk Factors section.

Our future capital needs are uncertain .... - Page 9
9. We note your disclosure that although you believe current resources are sufficient to meet your operating requirements for at least the next 12 months, you may however seek additional funds. Please clarify whether you anticipate seeking this additional capital within the next 12 months.

Our sales in international markets subject us to foreign currency
..... - Page 13
10. Please disclose the specific countries that give rise to the enumerated risks in the bulleted list.

If we fail to properly manage our anticipated growth, our business could suffer. - Page 14
11. If you have experienced any such production difficulties that resulted in a material adverse impact to your operations or financial results in any period for which financial statements are presented, please provide appropriate disclosure and tell us how any such matter was resolved. Please provide similar disclosure for any supply disruption or manufacturing constraints, as discussed on page 16.

We can provide no assurance regarding...the effectiveness of our internal controls.... - Page 15
12. Please clarify why you believe this risk factor is applicable to your company or this offering. Specifically indicate why you may not be able to comply with Section 404. For example, we note your disclosure on page 94 that your former auditor, Deloitte & Touche, reported "certain deficiencies in the design or operation of your internal control." If the identified "deficiencies" amount to a material weakness in internal controls, please provide appropriate disclosure.

We are dependent on single source suppliers.... - Page 15
13. With a view toward disclosure, tell us how much time you would need to replace a key supplier.


If interventionalists are unable to obtain sufficient reimbursement... - Page 15

14. Expand to disclose whether or not third party payors currently reimburse for your products.

Because of their significant stock ownership.... - Page 21
15. Under this risk factor, please disclose that:
* Pursuant to a shareholders` agreement, three current directors were nominated by your principal shareholders; and
* Pursuant to their respective settlement and consulting agreements, your former CEO and former Vice President have agreed to vote all shares for which they exercise voting or dispositive authority in favor of Board sponsored matters. Also disclose the number of shares for which these gentlemen have voting or dispositive power, taking into account shares issued upon the exercise of options.

Capitalization - Page 27
16. Revise to remove the caption relating to cash and cash equivalents from your presentation of capitalization.
17. Please explain in greater the detail the calculation of the number of shares the warrants issued in February 2005 will be exercisable into if the initial public offering price is less than $6.00.

18. We note in this table that as of December 31, 2004, you have 15,184,467 shares of preferred stock authorized and 14,733,391 shares outstanding. Explain how you could issue an additional 3,022,375 shares in February and March of 2005 when you did not have enough shares authorized.

Dilution - Page 29
19. Please expand to quantify the extent to which investors in this
offering will be further diluted  and how the table at the bottom of
the page will change assuming exercise of all outstanding stock options and warrants with exercise prices less than the IPO price. Also include the dilutive effects of the conversion of the 3,022,375 shares of Series E preferred stock issued in February and March
2005.



Management`s Discussion and Analysis of Financial Condition and
Results of Operation - Page 33

General
20. Revise this filing to expand your discussion of foreign currency exchange rate market risk and your interest rate risk to include quantitative information in accordance with one of the three disclosure alternatives outlined in Item 305 of Regulation S-K.

Overview - Page 33
21. Please discuss how your history of losses and the expectation of losses in the future are expected to impact your ability to broaden your product line, expand your sales force and enter the Japanese market. We note your disclosure of these endeavors on page 33.

Results of Operations - Page 34

Nine months ended December 31, 2003 and 2004 - Page 34

Revenues - Page 34
22. If material, quantify the portion of your reported revenue increases that resulted from the decline of the U.S. dollar against the foreign currencies in which your international revenues are denominated. We note your disclosure on page 44 regarding the impact of foreign currency fluctuations on reported revenues.

Operating Expenses - Page 35
23. When citing more than one factor in explaining a significant change in a financial statement item, the amounts of the individual factors cited, including offsetting factors, should be separately quantified. We note, for example, the significant increase in general and administrative expenses for the most recent nine-month period. Please apply this comment throughout MD&A.

Liquidity and Capital Resources - Page 41
24. Please update to disclose whether there were borrowings outstanding under the line of credit as of March 31, 2005. Also, revise to disclose, if true, that you are currently in compliance with the financial condition covenants contained in the credit agreement.
25. We note your disclosure that you believe your existing resources will be sufficient to cover your working capital and capital expenditure requirements for at least the next 12 months. We also note that your line of credit expires in six months. Please confirm that you will be able to satisfy your obligations for at least the next 12 months without this line of credit, or confirm that you plan to extend its term.

Business - Page 46

Industry Overview - Page 48

26. Please discuss in greater detail the products of your competitors and any benefits of their products.

Micrus Strategy - Page 49
27. Please discuss in greater detail why Japan appears to account for such a large portion of the worldwide portion of cerebral aneurysms.
Also discuss the difficulties and challenges you are likely to face in your attempt to enter the Japanese market.

Products - Page 49

28. Please describe the development status of your microcatheters and guidewires mentioned on pages 49 and 52. Please refer to Item
101(c)(ii) of Regulation S-K. Also tell us whether you believe these devices can be cleared through the FDA 510(k) process.

Sales and Marketing - Page 54
29. Please describe the material terms of your distribution agreements and tell us why you have not filed all of these agreements as exhibits to the registration statement.

Manufacturing - Page 56
30. Please provide brief explanations for the mentioned regulation standards. We note, for example, your reference to ISO0001 AND
EN46001.

Patents and Proprietary Rights - Page 56
31. Please discuss the importance and effect of all patents, trademarks and licenses held. Please refer to Item 101(c)(1)(iv) of
Regulation S-K. Also tell us whether any of the license agreements, or all in the aggregate, are material to you. Finally, please tell us why you have not filed these agreements as exhibits.

Competition -Page 58
32. Please describe briefly the principal methods of competition within your industry, and if known or reasonably available, please also provide your competitive position relative to your competitors.
Refer to Item 101(c) (x) of Regulation S-K.

Government Regulation - Page 58
33. Please describe the material terms of your contractual arrangement with the Japanese ICC and file this agreement as an exhibit to the registration statement. Also update us as to the status of your approval from the MHLW.
34. Additionally, please describe briefly the "significant changes" you expect in the regulation of medical devices in Japan, and specifically discuss whether any such changes are expected to impact the level of third-party reimbursement for your procedures. Legal Proceedings - Page 62

FCPA Investigation
35. Please update us as to the status of the following:
* The DOJ investigation;
* Your establishment of policies and procedures to assure compliance with the FCPA and other bribery laws; and
* Any findings made thus far by the independent law firm hired to monitor your compliance with the terms of the settlement.
36. We note your disclosure that, pursuant to the agreement, the DOJ will not prosecute you for your disclosed conduct. However, it appears that the DOJ can still prosecute you for violations of Title
26 of the U.S. Code.  Please revise your disclosure accordingly.
37. Please name the "certain" foreign countries involved and disclose whether sales of your products can be barred or suspended as a result of your violation of applicable laws in these foreign jurisdictions.



Executive Compensation - Page 70

General
38. Please update the executive compensation disclosure for the fiscal year ended March 31, 2005 in your first amendment to the registration statement.

Employment and Severance Agreements - Page 72
39. We note your disclosure that annual bonuses for Messrs. Kilcoyne and Stern are subject to the achievement of mutually agreed upon goals. Please briefly describe these goals and tell us whether they were achieved in fiscal year 2005. Also tell us whether this offering can be considered a "change of control" pursuant to the employment agreements.
40. Clarify in the first paragraph whether anyone else determines the goals in addition to Mr. Kilcoyne.
41. We note your disclosure that Mr. Kilcoyne has an option to purchase 700,000 shares of common stock at a price to be determined by the board of directors. Please disclose the factors the board will consider in determining the option exercise price.
42. We note further that pursuant to Note 1 of the Mr. Kilcoyne`s employment agreement, if the company completes a private financing greater than $5 million within 12 months from the date of the employment agreement, Mr. Kilcoyne will receive options to maintain his pro rata ownership. As you have completed a $12 million private financing in February 2005, please disclose the additional option amount Mr. Kilcoyne received to maintain his pro rata ownership.
43. We note that although Mr. Mounier`s employment with the company was terminated in November 2004, pursuant to his settlement agreement, he also received an amount equal to his salary through February 2005. Please confirm that this additional compensation, as well as the $100,000 Compensation awarded pursuant to the settlement agreement, will be included in your revised compensation table.
44. Please disclose the fact that, pursuant to their respective settlement and consulting agreements, Messrs. Mounier and Mertens have agreed to vote all shares for which they exercise voting or dispositive authority in favor of Board sponsored matters.

45. Please disclose the amounts paid to Mr. Mertens pursuant to the consulting agreement. We also note that the consulting agreement can be extended. Please tell us whether you have or plan to extend the agreement.

Employee Benefit Plans - Page 73

2005 Equity Incentive Plan - Page 74

Stock Awards - Page 76
46. Please describe briefly the "special event[s]" pursuant to which the Administrator may grant stock awards. We refer you to your disclosure on page 76. Also, please define such capitalized terms as
"Award Shares."
Adjustments on Merger or Change in Control - Page 76
47. Please disclose the fact that the board of directors has broad discretion in defining an event as a "change of control" under the 2005 Equity Incentive Plan, and can define an event as a "change of control" either before or after the event occurs. Also consider whether risk factor disclosure regarding the board`s discretion would be appropriate.

Certain Relationships and Related Party Transactions - Page 80

General
48. Please include in this section a discussion of all related party transactions disclosed in Note 4 to the financial statements. Also file your agreement with Getz Bros. Co. Ltd. as an exhibit to the registration statement.
49. Please include in this section a discussion of the material terms of Amended and Restated Stockholders` Agreement. Include in your discussion the fact that your principal shareholders nominated three members to your board of directors and name the nominated directors.
[NTR: Please see Section 6 of Exhibit 4.3.]

Preferred Stock Issuances - Page 80
50. Please update your Preferred Stock Issuances disclosure to include your February and March 2005 issuances.
51. Please explain the difference in the number of authorized shares listed in the table in Note 9 to the financial statements and the disclosure in the Eleventh Amended and Restated Certificate of Incorporation.

Principal Stockholders - Page 82
52. Please revise the table to include additional columns indicating the number and percentage of outstanding shares to be owned by each principal shareholder in the event that the underwriters exercise the over-allotment option.
53. Please identify the individuals who have or share voting and/or investment control over the shares owned by each of the entities listed in the table. We may have further comments.

Description of Capital Stock - Page 85

Common Stock - Page 85
54. In calculating the number of shares outstanding, please include the conversion of the preferred stock issued in your February and March 2005 financings. Please provide the same information in the Shares Eligible For Future Sale section of the prospectus.

Underwriting - Page 91

Lock-Up Agreements - Page 92
55. Please disclose the percentage of your outstanding common shares covered by lock-up agreements, taking into account the conversion of all preferred shares and shares of common stock issued upon the exercise of outstanding options and warrants. Also briefly describe the "certain limited exceptions" to the lock-up agreements. Directed Share Program - Page 93
56. We note that the underwriters have reserved a certain number of shares to be sold in this offering to employees and their family members, business associates and other third parties. Please provide us the following information:
* all materials disseminated to potential participants;
* complete information on how potential participants are being notified and what procedures these investors must follow in order to purchase the offered securities;
* details on how this directed share plan is being conducted. For example, tell us how the number of reserved shares will be determined; and
* whether the procedures for the directed share program differ from the procedures for the general offering to the public.
Please provide us with copies of all written communications with prospective purchasers about the directed share program.

Change in Independent Accountants - Page 94
57. We see you indicate herein that "in a letter dated January 27, 2004, Deloitte reported to your board of directors certain deficiencies in the design or operation of your internal control that, in Deloitte`s judgment, could adversely affect your ability to record, process, summarize and report financial data consistent with the assertions of management in the financial statements." Please revise this section to state whether you have authorized the former accountant to respond fully to the inquiries of the successor accountant concerning the subject matter of the referenced disagreements and, if not, describe the nature of any limitation thereon and the reason therefore. Refer to Item 304(a)(1)(iv)(C) of
Regulation S-K.
58. Please describe in greater detail the "certain deficiencies" reported by Deloitte & Touche to your board of directors. Expand to discuss what actions you have taken to address and correct these deficiencies.

Notes to the Consolidated Financial Statements
Note 1. Formation and Business of the Company - Page F-8 Restatement of fiscal years 2002 and 2003 financial statements - Page
F-8
59. We see your footnote "(f)" indicates that the increase in convertible preferred stock arose from a correction to the method of amortizing mandatorily redeemable preferred stock. Please tell us supplementally and revise this filing to more clearly describe the nature of the error associated with your amortization of preferred stock to redemption value.
60. We see your footnote "(i)" indicates that the adjustment made to fiscal year 2002 cash flows was primarily related to reclassifications within net cash used in operating activities. However, you have not presented the impact of the restatement upon the 2002 cash flows within your disclosure. Please revise this filing to include the quantitative impact of the restatement upon the
2002 cash flows within your disclosure. Also, revise the filing to quantify each factor separately discussed in notes (a) - (c) on page
F-8.


Revenue Recognition and product warranty - Page F-10
61. We note your disclosure on page 40 that you did not recognize revenues from the sale of first generation Cerecyte microcoils during the nine months ended December 31, 2004 and that you will be replacing these first generation products with a microcoil that has been designed to further enhance the handling and performance of your product. Describe to us supplementally and revise this filing to give an increased discussion of your accounting policy associated with your rights of return or upgrades given to your customers. Cite the accounting literature relied upon for these transactions.
62. We also note that you maintain inventory at various hospital locations under the custody of hospital personnel for emergency use and you recognize revenue when the hospital customer informs the Company has been removed from inventory. We also note your disclosures on page 16 indicating that you have experienced problems managing this inventory and recorded an impairment charge associated with this inventory. Tell us supplementally and revise this filing to explain the controls in place to make sure the revenues and costs associated with consigned inventories are recorded in the correct amount and period. Additionally, tell us the amount of the inventory reserve for these consigned inventories that you have recorded for the reporting periods presented.

Note 5.  Income Taxes - Page F-19
63. We see you have disclosed your income tax valuation allowance
and
the components of your deferred tax asset at March 31, 2003 and
2004.
Please revise your disclosures to include the reconciliations from the statutory to the effective tax rate as required by paragraph 47 of SFAS 109.



Note 11.  Stock Option Plan - Page F-24
64. We see within your disclosure for the valuation of your non-employee stock options that you used the Black Scholes Model with a volatility factor of 56% for all reporting periods presented . We also note on page F-24 that you used a volatility factor of 56% to determine the relative fair value of your warrants issued in conjunction with your Series D-3 preferred stock. However, on page
F-16, we note that you utilize a volatility factor of 0% for all reporting periods presented for your SFAS 148 disclosures related to your employee stock based compensation. Please tell us supplementally and revise this filing to describe why you use a 0% volatility factor for your SFAS 148 disclosures related to your employee stock based compensation and a 56% volatility factor for your non-employee stock based compensation.
65. We note the you granted and canceled stock options in each period. Please respond supplementally and revise future filings to address the following:
a. Describe the circumstances surrounding the cancellations in the periods.
b. Revise the table to show forfeitures and expirations
separately.
c. Describe the circumstances surrounding the number of grants in 2001 through 2004, and explain how they related to the number of cancellations in those periods.
66. We see that you make to reference to an unrelated valuation specialist in this disclosure and other sections within the filing
..
Since you make reference to this valuation specialist, you are required to identify the appraisal firm under "Experts" and include their consent in the registration statement. Alternatively, you may remove all such references from the filing.
67. We see your disclosure that in anticipation of the Company`s initial public offering that you determined that the estimated fair value of your common stock was in excess of the exercise price for certain options granted during fiscal year 2004. We also note that the fair value of common stock per share increased to $5.95 as of July 30, 2004 and decreased to $2.49 as of November 15, 2004.
Tell
us supplementally and revise this filing to discuss the reasons that the fair value of your common stock decreased significantly since July 30, 2004 and how the fair value of your common stock of $2.49 as of November 15, 2004 will compare to your initial public offering price that is still pending disclosure. Explain the reason for any significant differences between the two.

Note 12.  Segments - Page F-28

Segment Reporting
68. Revise the filing to include the qualitative information required by paragraph 26 of SFAS 131. For instance, you should describe the factors used to identify the your reportable segments, including how management has chosen to organize the enterprise around differences in products and services, geographic areas, regulatory environments, or a combination of factors and whether operating segments have been aggregated.

Note 14.  Subsequent Event - Page F-29
69. We see that in February and March 2005, you raised approximately
$12 million by selling and issuing Series E Preferred Stock and issuing warrants to purchase common stock that are contingent on the completion of an initial public offering prior to December 31, 2005.
Please tell us how you plan to account for the warrants and provide references to the authoritative literature that supports your response.
70. We see that in March 2004 you entered into a settlement agreement with your former CEO and note the settlement resulted in changes to the exercise date of options held by the CEO. Please tell us how you plan to account for the changes to the exercise price of these options and provide references to the authoritative literature that supports your response. Did the change require the use of variable plan accounting? We may have further comments after reviewing your response.
Part II
Item 15.  Recent Sales of Unregistered Securities - Page II-2
71. We note your disclosure throughout the prospectus that you completed a private financing in March 2005. Please include appropriate disclosure in this Item 15 and file the purchase agreement as an exhibit to the registration statement. If, however, the March financing was part of the February offering, please make this fact clear.
Item 16.  Exhibits and Financial Statements - Page II-2

Exhibit 10.20
72. Please provide Annex A to Exhibit 10.20.

Item 17.  Undertakings - Page II-4
73. Please provide the undertaking required by Item 512(i) of Regulation S-K.

*     *     *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.






      You may contact Tara Harkins at (202) 824-5496 or Jay Webb at
(202) 942-1812 if you have questions regarding comments on the financial statements and related matters. Please contact Adelaja Heyliger at (202) 824-5082 or me at (202) 942-7924 with any other questions.

      Sincerely,



							Peggy A. Fisher
							Assistant Director

cc (via fax): Glen R. Van Ligten, Esq., Orrick, Herrington &
Sutcliffe LLP  650.614.7401

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John T. Kilcoyne
Micrus Corporation
April 1, 2005
Page 16